LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277
(704) 541-5351

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Request to Withdraw Post-Effective Amendment No. 8 to Form S-3 Registration
Statement (File No. 333-207718)

Ladies and Gentlemen:

On behalf of LendingTree, Inc. (the “Registrant”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error.

On November 28, 2016, the Registrant filed with the SEC a Post-Effective Amendment No. 8 to Form S-3 Registration Statement (the “Post-Effective Amendment”), for the purpose of deregistering all securities registered with the SEC that remained unsold under Registration Statement File No. 333-152700 as of the date of the Post-Effective Amendment.

Inadvertently, the Post-Effective Amendment was filed under File No. 333-207718, rather than under File No. 333-152700.

Pursuant to Rule 477 promulgated under the Securities Act, the Registrant hereby withdraws the Post-Effective Amendment.

The Registrant intends to file the Post-Effective Amendment under File No. 333-152700 in order to correct this error. Thank you for your assistance with this matter. If you have any questions with respect to the foregoing, please feel free to call me at (704) 541-5351.

Yours truly,

LendingTree, Inc.
/s/ Gabriel Dalporto
Gabriel Dalporto
Chief Financial Officer